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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X            Form 40-F.
                -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                No.   X
          -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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     China Southern Airlines Company Limited (the "Company") on October 29, 2004
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resignation and election of the President of the Company. A copy of the English announcement is included in this Form 6-K of the Company.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that on Thursday, October 28, 2004, the Board, in compliance with the requirements under the Company Law of China and the Articles of Association of the Company, considered and approved by written confirmation the following resolutions:

a. The proposed resignation of Mr. Wang Chang Shun as the President of the Company;

b. The proposed election of Mr. Si Xian Min as the President of the Company, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company; and

c. The proposed invitation to the shareholders of the Company to consider and approve at the second extraordinary general meeting of the Company in 2004
     (i) the proposed resignation of Mr. Wang Chang Shun as a director of the Company and (ii) the proposed election of Mr. Si Xian Min, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company (the biography of Mr. Si Xian Min is set out below).


                                                           By Order of the Board
                                                                  SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
October 28, 2004

As at the date of this notice, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1.   BRIEF BIOGRAPHY OF MR. SI XIAN MIN

     Mr. Si Xian Min, born in November 1957, graduated from No.14 Aviation College as an aircraft piloting major with an associate's degree. A professional political tutor, he began his career in civil aviation in 1975. He has held positions as Deputy Director and Director of the political division of China Southern Airlines Henan Branch in 1992 - 1998 and Party Secretary and Vice president of Guizhou Airlines in 1998 - 2000. From 2000 to July 2003, Mr. Si served as Deputy Party Secretary of China Southern Airlines Company Limited. From 2002 to July 2003, he served concurrently as Secretary of the Disciplinary Department of China Southern Airlines Company Limited. He has been Party Secretary of China Northern Airlines since 2003.

     Mr. Si Xian Min has no interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which is notifiable to the Company and The Hong Kong Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance (including interests or short positions which are taken or deemed to have under such provisions of the Securities and Futures Ordinance) or required to be recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance or which is notifiable to the Company and The Hong Kong Stock Exchange Limited pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further, save as disclosed, Mr. Si Xian Min is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: October 29, 2004